UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55933J203
(CUSIP Number)

Pleasant Lake Partners LLC
110 Greene Street, Suite 604
New York, NY 10012
Tel. No.: 212-554-0680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,363,387 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,363,387 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,387 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,363,387 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,363,387 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,387 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,363,387 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,363,387 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,387 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,363,387 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,363,387 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,387 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,363,387 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,363,387 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,387 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”), c/o MagnaChip Semiconductor S.A., 1, Allée Scheffer, L-2520 Luxembourg, Grand Duchy of Luxembourg. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on June 9, 2015 and amended on June 29, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction
The Reporting Persons initially acquired the shares of Common Stock reported herein based on the Reporting Persons’ belief that such shares represent an attractive investment opportunity.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, the performance of the company, potential business combinations, strategic alternatives or other transactions (including a sale of the Issuer or its assets), the capital structure, governance, management, strategy and other matters concerning the Issuer.  The Reporting Persons may engage in discussions regarding these or other matters with other shareholders and/or other third parties.

The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer or other parties to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve  extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  The Reporting Persons may from time to time acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

From time to time, the Reporting Persons may (i) enter into derivative securities transactions or other hedging arrangements, (ii) hold securities of the Issuer in margin accounts or lend portfolio securities to brokers, banks or other financial institutions, or (iii) take other actions with respect to securities of the Issuer.   Loans of portfolio securities typically would obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and may provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons or entities to which they provide investment advice may borrow securities of the Issuer for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

To the extent applicable, references to the Reporting Persons in this Item 4 shall be deemed to include investment vehicles or other entities for which a Reporting Person provides investment advice.

The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages to this Amendment.  The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons include 3,230,587 shares and options to acquire 132,800 shares held for the account of the Master Fund.

(c)  The following table provides information regarding transactions involving shares of Common Stock that were effected during the sixty day period prior to the filing of this Amendment by private accounts with respect to which the Reporting Persons have direct or indirect investment control.

Transaction	Date	No. Shares	Security	Price
Open market purchase	6/26/2015	120,923	Common Stock	$7.69
Open market purchase	6/29/2015	84,394	Common Stock	$7.76
Open market purchase	6/30/2015	197,000	Common Stock	$7.73
 (d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 2, 2015

PLEASANT LAKE PARTNERS LLC
By: PLP MM LLC
its Managing Member
By: /s/ Jonathan Lennon

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually